

October 17, 2012

Via E-mail
Mr. Stuart J. Becker
Chief Financial Officer
Summit Hotel Properties, Inc.
2701 South Minnesota Avenue, Suite 2
Sioux Falls, SD 57105

> **Re: Summit Hotel Properties, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 1-35074**
> **Summit Hotel OP, LP**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 0-54273**

Dear Mr. Becker:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Contractual Obligations, page 59

1.   In future periodic filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your variable-rate interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Consolidated Statements of Operations, page F-7

2.   Please revise in future periodic filings to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14F.

Note 16 – Equity-Based Compensation, page F-33

3.   In future periodic filings, please include all disclosures required by ASC 718-10-50, including 1) for each year for which an income statement is provided, the weighted-average grant-date fair value of equity options or other equity instruments granted during the year, and 2) as of the latest balance sheet date presented, the total compensation cost related to non-vested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3486 if you have any questions.

                                Sincerely,

                                /s/ Daniel L. Gordon

                                Daniel L. Gordon
                                Branch Chief